TASEKO ANNOUNCES STRONG THIRD QUARTER 2013 RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

October 30, 2013, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the three months ended September 30, 2013.

Highlights

  Earnings from mining operations (before depletion and amortization) were $19.5 million.

  Revenues for the third quarter 2013 were $66.8 million from the sale of 20.0 million pounds of copper and 110 thousand pounds of molybdenum.

  Total production at Gibraltar (100%) for the third quarter was 36.7 million pounds of copper and 284 thousand pounds of molybdenum.

  Operating costs of production for the third quarter declined 7% to US$1.95 per pound, from US$2.09 per pound in the prior quarter. Total operating costs for the third quarter, after by-product credit and including off-property costs, were US$2.21 per pound.

  In October, Taseko extended its copper hedging program by purchasing put options for 13.5 million pounds of copper in the second quarter of 2014 at a strike price of $3.00 per pound.

For the three months ended September 30, 2013, Taseko had earnings from mining operations (before depletion and amortization) of $19.5 million and cash flow from operations, before changes in non-cash working capital, of $12.9 million. This compares to earnings from mining operations (before depletion and amortization) of $12.9 million and cash flow from operations, before changes in non-cash working capital, of $7.0 million for the three months ended June 30, 2013. Taseko recorded net earnings of $0.1 million for the three months ended September 30, 2013, which compares to a net loss of $14.7 million in the second quarter of 2013.

Russell Hallbauer, President and CEO of Taseko commented, “Operationally, the third quarter results met our internal expectations and we are pleased to say that the ramp up of our new concentrator #2 is complete. The strong performance of the third quarter has continued, with concentrator throughput averaging approximately 90,000 tons per day for the past six weeks, exceeding design capacity. We expect the fourth quarter will be the first quarter where the full impact of the new concentrator is realized.”

“With the copper price stabilizing above $3.00 per pound and with Gibraltar’s operating costs trending lower, we will benefit from improved margins which will generate strong cash flows going forward. We will use this cash to invest in our 100% owned assets in a disciplined manner, to unlock the significant intrinsic shareholder value of these projects. Even though we remain optimistic about the long-term price of copper, we will continue to insure minimum revenues through the purchase of copper put options.”

Mr. Hallbauer continued, “By the end of this week, we expect the three member panel which has been reviewing our New Prosperity Project to issue its report. While we have no insight into the content of the report, we believe our commitment to invest an additional $300 million in environmental responsibility fully addresses the concerns from the 2010 review and that the project should receive the necessary authorizations to proceed.”

Taseko will host a conference call on Thursday, October 31, 2013 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315- 0461 internationally. Accompanying presentation slides will be available to download at tasekomines.com. Alternatively, the live webcast can be accessed at tasekomines.com.

The conference call will be archived for later playback until November 15, 2013 and accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 760108833

For further information contact:	Brian Bergot, Investor Relations – 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.